SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1

                                iAsiaWorks, Inc..
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45072L101
                                   ----------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45072L101                   13G                      Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Newbridge Asia II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                        5.   SOLE VOTING POWER

                             5,734,523 (See Item 4(c))
        NUMBER OF
         SHARES         6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY             - 0 -
          EACH
        REPORTING       7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH               5,734,523   (See Item 4(c))

                        8.   SHARED DISPOSITIVE POWER

                             - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,734,523  (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.59%  (See Item 4(b))*

12.  TYPE OF REPORTING PERSON*

     PN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based on the total outstanding shares of Common Stock of 39,292,000 as of September 30, 2000.

Cusip No. 45072L101                   13G                      Page 3 of 9 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Tarrant Venture Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                            5.   SOLE VOTING POWER

                                 491,531  (See Item 4(c))
        NUMBER OF
         SHARES             6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 - 0 -
          EACH
        REPORTING           7.   SOLE DISPOSITIVE POWER
         PERSON
          WITH                   491,531  (See Item 4(c))

                            8.   SHARED DISPOSITIVE POWER

                                 - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     491,531 (See Item 4(a))

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.25%  (See Item 4(b))*

12.  TYPE OF REPORTING PERSON*

     PN

* Based on the total outstanding shares of Common Stock of 39,292,000 as of September 30, 2000.

Item 1(a).    Name of Issuer:

              iAsiaWorks, Inc. (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              iAsiaWorks, Inc.
              2000 Alameda de las Pulgas
              Suite 125
              San Mateo, California 94403

Item 2(a).    Names of Person Filing:

              Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Newbridge Asia II, L.P., a Delaware limited partnership ("Newbridge") and Tarrant Venture Partners, L.P., a Delaware limited partnership ("TVP" and, together with Newbridge, the "Reporting Persons"). Additionally, information is included herein with respect to Newbridge Asia Genpar II, L.P., a Delaware limited partnership ("Newbridge Genpar"), Newbridge Asia Advisors, Inc., a Delaware corporation ("Newbridge Advisors"), Tarrant Venture GenPar, L.P., a Delaware limited partnership ("Tarrant GenPar") and Tarrant Advisors, Inc., a Delaware corporation ("Tarrant Advisors" and, together with Newbridge Genpar, Newbridge Advisors and Tarrant GenPar, the "Controlling Persons"). Because Newbridge Genpar is the sole general partner of Newbridge, and because Newbridge Advisors is the sole general partner of Newbridge GenPar, Newbridge Genpar and Newbridge Advisors may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock of the Issuer owned by Newbridge. Because Tarrant GenPar is the sole general partner of TVP, and because Tarrant Advisors is the sole general partner Tarrant GenPar, Tarrant Genpar and Tarrant Advisors may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock of the Issuer owned by TVP. The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists. A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The address of the principal business office of all of the Item 2 Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Item 2(c).    Citizenship:

              Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).    Title of Class of Securities:

              This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Common Stock").

Item 2(e).    CUSIP Number:

              The CUSIP Number of the Common Stock is 45072L101.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the
                  Exchange Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the
                  Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Newbridge

              (a) Amount Beneficially Owned as of December 31, 2000: 5,734,523

              (b) Percent of Class: 14.59%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 5,734,523

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        5,734,523

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

              TVP

              (a) Amount Beneficially Owned as of December 31, 2000: 491,531

              (b) Percent of Class: 1.25%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 491,531

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        491,531

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

              Newbridge Genpar

              (a) Amount Beneficially Owned as of December 31, 2000: 5,734,523

              (b) Percent of Class: 14.59%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 5,734,523

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        5,734,523

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

              Newbridge Advisors

              (a) Amount Beneficially Owned as of December 31, 2000: 5,734,523

              (b) Percent of Class: 14.59%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 5,734,523

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        5,734,523

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

              Tarrant GenPar

              (a) Amount Beneficially Owned as of December 31, 2000: 491,531

              (b) Percent of Class: 1.25%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 491,531

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        491,531

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

              Tarrant Advisors

              (a) Amount Beneficially Owned as of December 31, 2000: 491,531

              (b) Percent of Class: 1.25%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 491,531

                  (ii)  shared power to vote or to direct the vote: - 0 -

                  (iii) sole power to dispose or to direct the disposition of:
                        491,531

                  (iv)  shared power to dispose or to direct the disposition of:
                        - 0 -

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

Item 9.       Notice of Dissolution of Group.

              Not Applicable.

Item 10.      Certification.

              Not applicable.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001


                                           Newbridge Asia II, L.P.
                                           By:  Newbridge Asia Genpar II, L.P.
                                           By:  Newbridge Asia Advisors, Inc.


                                           By: /s/ Richard A. Ekleberry
                                           -----------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President


                                           Tarrant Venture Partners, L.P.
                                           By: Tarrant Venture GenPar, L.P.
                                           By: Tarrant Advisors, Inc.


                                           By: /s/ Richard A. Ekleberry
                                           -----------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President

EXHIBIT 1

                             JOINT FILING AGREEMENT


              JOINT FILING AGREEMENT (this "Agreement"), dated as of February 13, 2001 among NEWBRIDGE ASIA II, L.P., a Delaware limited partnership ("Newbridge") and TARRANT VENTURE PARTNERS, L.P., a Delaware limited partnership ("TVP").

                               W I T N E S S E T H
                               - - - - - - - - - -

              WHEREAS, as of the date hereof, each of Newbridge and TVP is filing a Schedule 13G under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to securities of iAsiaWorks, Inc., a corporation organized and existing under the laws of the Delaware (the "Schedule 13G");

              WHEREAS, each of Newbridge and TVP is individually eligible to file the Schedule 13G;

              WHEREAS, each of Newbridge and TVP wishes to file the Schedule 13G and any amendments thereto jointly and on behalf of each of Newbridge and TVP pursuant to Rule 13d-1(k)(1) under the Exchange Act;

              NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

              1. Newbridge and TVP hereby agree that the Schedule 13G is, and any amendments thereto will be, filed on behalf of each of Newbridge and TVP pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

              2. Newbridge hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, Newbridge is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Newbridge contained therein, and is not responsible for the completeness and accuracy of the information concerning TVP contained therein, unless Newbridge knows or has reason to know that such information is inaccurate.

              3. TVP hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, TVP is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning TVP contained therein, and is not responsible for the completeness and accuracy of the information concerning Newbridge contained therein, unless TVP knows or has reason to know that such information is inaccurate.

              4. Each of Newbridge and TVP hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13G, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

              IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

                                           Newbridge Asia II, L.P.
                                           By:  Newbridge Asia Genpar II, L.P.
                                           By:  Newbridge Asia Advisors, Inc.


                                           By: /s/ Richard A. Ekleberry
                                           -------------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President


                                           Tarrant Venture Partners, L.P.
                                           By: Tarrant Venture GenPar, L.P.
                                           By: Tarrant Advisors, Inc.


                                           By: /s/ Richard A. Ekleberry
                                           -------------------------------------
                                           Name: Richard A. Ekleberry
                                           Title: Vice President